UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MID-CON ENERGY PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Robert J. Raymond[1]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[1] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 83,912
	6.	Shared Voting Power 3,218,210[2]
	7.	Sole Dispositive Power 83,912
	8.	Shared Dispositive Power 3,218,210[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,218,210
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[2]

This number includes common units issuable upon the conversion of the Class A Convertible Preferred Units (the “Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired through a private transaction between the Issuer and RR Energy Holdings, LLC, a Texas limited liability company (“RR Energy Holdings”), on August 11, 2016. Robert J. Raymond is the sole member of RR Energy Holdings.

[3]

This percentage is based on 30,436,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2018, and assuming the conversion of all 232,558 Preferred Units beneficially owned by the reporting person. The Preferred Units are convertible into common units on a one-for-one basis.

CUSIP No. 59560V109	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons RR Advisors, LLC[4]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[4] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,901,740
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,901,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,901,740
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.53%[5]
12.	Type of Reporting Person (See Instructions) IA

[4]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[5]	Based on 30,436,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 5, 2018.

CUSIP No. 59560V109	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons RCH Black Fund GP, L.P.[6]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[6] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,464,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,464,393

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.10%[7]
12.	Type of Reporting Person (See Instructions) PN

[6]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[7]	Based on 30,463,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 5, 2018.

CUSIP No. 59560V109	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons RCH Black Fund, L.P.[8]
2.	Check the Appropriate Box if a Member of a Group (See Instructions)[8] (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,464,393
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,464,393

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,464,393
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.10%[9]
12.	Type of Reporting Person (See Instructions) PN

[8]

The reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

[9]	Based on 30,463,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 5, 2018.

CUSIP No. 59560V109	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer

Mid-Con Energy Partners, LP

Item 1(b).	Address of Issuer’s Principal Executive Offices

2431 East 61st Street, Suite 850 Tulsa, Oklahoma 74136

Item 2(a).	Name of Persons Filing

Robert J. Raymond RR Advisors, LLC RCH Black Fund GP, L.P. RCH Black Fund, L.P.

Item 2(b).	Address of Principal Business Office, or, if none, Residence

The address of the principal business office for each reporting person is: 3953 Maple Avenue, Suite 180 Dallas, Texas 75219

Item 2(c).	Citizenship

Robert J. Raymond is a citizen of the United States.

RR Advisors, LLC is a Delaware limited liability company.

Each of RCH Black Fund GP, L.P. and RCH Black Fund, L.P. is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities

Common Units

Item 2(e).	CUSIP Number

59560V109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 59560V109	13G	Page 7 of 9 Pages

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

With respect to the disclosure set forth in this Item 4, each reporting person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any common units other than the common units owned of record by such reporting person.

The aggregate number of common units beneficially owned by Robert J. Raymond for voting and dispositive purposes includes 232,558 common units issuable upon the conversion of the Preferred Units beneficially owned by Robert J. Raymond, which were acquired through a private transaction between the Issuer and RR Energy Holdings on August 11, 2016. The Preferred Units are convertible into common units on a one-for-one basis.

The percent of class provided for Robert J. Raymond is based on 30,436,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 5, 2018, and assuming the conversion of all Preferred Units beneficially owned by Robert J. Raymond.

The percent of class provided for RR Advisors, LLC, RCH Black Fund GP, L.P. and RCH Black Fund, L.P. below is based on 30,436,124 outstanding common units as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the SEC on November 5, 2018.

	(a)	Amount beneficially owned: Robert J. Raymond: 3,218,210 RR Advisors, LLC: 2,901,740 RCH Black Fund GP, L.P.: 2,464,393 RCH Black Fund, L.P.: 2,464,393

	(b)	Percent of class: Robert J. Raymond: 10.5% RR Advisors, LLC: 9.5% RCH Black Fund GP, L.P.: 8.1% RCH Black Fund, L.P.: 8.1%

	(c)	Number of units as to which the person has:

		(i)	Sole power to vote or to direct the vote: Robert J. Raymond: 83,912 RR Advisors, LLC: 0 RCH Black Fund GP, L.P.: 0 RCH Black Fund, L.P.: 0

CUSIP No. 59560V109	13G	Page 8 of 9 Pages

(ii) Shared power to vote or to direct the vote: Robert J. Raymond: 3,218,210 RR Advisors, LLC: 2,901,740 RCH Black Fund GP, L.P.: 2,464,393 RCH Black Fund, L.P.: 2,464,393

(iii) Sole power to dispose or to direct the disposition of: Robert J. Raymond: 83,912 RR Advisors, LLC: 0 RCH Black Fund GP, L.P.: 0 RCH Black Fund, L.P.: 0

(iv) Shared power to dispose or to direct the disposition of: Robert J. Raymond: 3,218,210 RR Advisors, LLC: 2,901,740 RCH Black Fund GP, L.P.: 2,464,393 RCH Black Fund, L.P.: 2,464,393

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Limited partners of RCH Black Fund GP, L.P. and RCH Black Fund, L.P. indirectly participate in the receipt of dividends from, and proceeds from the sale of, the common units. In addition, RR Advisors, LLC serves as investment adviser for certain separately managed accounts, and the holders of the securities in such accounts participate in the receipt of dividends from, and proceeds from the sale of, the common units held therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect or purpose, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

/s/ Robert J. Raymond
Robert J. Raymond

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH BLACK FUND GP, L.P.

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

RCH BLACK FUND, L.P.

By:	RCH Black Fund GP, L.P., its General Partner

By:	RR Advisors, LLC, its General Partner

By:	/s/ Robert J. Raymond
Name:	Robert J. Raymond
Title:	Sole Member

[Signature Page—Schedule 13G]